UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 20 November, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 20 November 2023: Results of the General Meeting of Sasol held on 17 November 2023.

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

RESULTS OF THE GENERAL MEETING OF SASOL HELD ON 17 NOVEMBER 2023

Results of General Meeting

Sasol shareholders are hereby advised of the results of the business conducted at Sasol's General Meeting held on 17 November 2023.

The special resolution was passed by the requisite majority of voting rights exercised. The results are as follows:

1. Special resolution : Specific authority to issue Sasol Ordinary Shares in terms of the Terms and Conditions to those holders of Convertible Bonds who exercise their rights to convert their Convertible Bonds into Sasol Ordinary Shares

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
469 139 959	73,21%	85,13%	14,87%	0,23%

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 644 967 612, as at Friday, 10 November 2023, being the Record Date of the general meeting.
** Based on the total number of shares that voted for or against a resolution at the general meeting excluding the treasury shares.

20 November 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary